UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 35)*

                            CHRYSLER CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                       (Title of Class of Securities)

                                 171196108
          -------------------------------------------------------
                               (CUSIP Number)

                           STEPHEN FRAIDIN, P.C.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8140
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                MAY 7, 1998
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No. 171196108                           Page 1 of  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    KIRK KERKORIAN

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           89,156,992

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         89,156,992

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    89,156,992

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.8%

14  TYPE OF REPORTING PERSON*

    IN



                             SCHEDULE 13D

CUSIP No. 171196108                           Page 2 of  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    TRACINDA CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEVADA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           89,156,992

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         89,156,992

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    89,156,992

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.8%

14  TYPE OF REPORTING PERSON*

    CO





     This Amendment No. 35 (the "Amendment") amends and supplements the Statement on Schedule 13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian ("Tracinda"), the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian and Tracinda (the "Filing Persons"). Terms used and not defined in this Amendment have the meaning set forth in the Schedule 13D.

1. Item 4 of the Schedule 13D is hereby amended to add the following information:

     On May 7, 1998, in connection with the proposed business combination (the "Combination") between the Company, Daimler-Benz Aktiengesellschaft, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Daimler-Benz"), and Oppenheim Aktiengesellschaft, an Aktiengesellschaft organized and existing under the laws of the Federal Republic of Germany ("Oppenheim"), (i) the Filing Persons entered into a Stockholder Agreement with Daimler-Benz and the Company (the "Stockholder Agreement"), (ii) Tracinda entered into an Affiliate Letter with Daimler-Benz, the Company and Oppenheim (the "Affiliate Letter") and (iii) the Filing Persons received a letter, dated May 7, 1998, from the Company relating to certain incidental registration rights (the "Registration Rights Letter"). Copies of the Stockholder Agreement, the Affiliate Letter and the Registration Rights Letter are attached hereto as Exhibits A, B and C respectively and are incorporated herein by reference.

2. Item 5 of the Schedule 13D is hereby amended to incorporate herein by reference the information contained on pages 2 and 3 of this Amendment.

3. Item 6 of the Schedule 13D is hereby amended to add the following information:

     On May 7, 1998, in connection with the proposed business combination between the Company and Daimler-Benz, (i) the Filing Persons entered into the Stockholder Agreement, (ii) Tracinda entered into the Affiliate Letter,
(iii) the Filing Persons received the Registration Rights Letter, (iv) the Filing Persons entered into a Letter Agreement, dated May 7, 1998, with the Company (the "Letter Agreement"), relating to the continuation of the existing Standstill Agreement, dated February 8, 1996, among the Company and the Filing Persons (the "Standstill Agreement") and (v) the Filing Persons received a letter, dated May 7, 1998, from Oppenheim (the "Ratification Letter"), in which Oppenheim, as successor to the Company, ratifies the Standstill Agreement. Copies of the Stockholder Agreement, the Affiliate Letter, the Registration Rights Letter, the Letter Agreement and the Ratification Letter are attached hereto as Exhibits A, B, C, D and E respectively and are incorporated herein by reference.

4. Item 7 of the Schedule 13D is hereby amended to add the following information:

      A. Stockholder Agreement, dated May 7, 1998, among
         Daimler-Benz, the Company, Tracinda, and Kirk Kerkorian.

      B. Affiliate Letter, dated May 7, 1998, among Tracinda, Daimler-Benz, the Company and Oppenheim.

      C. Letter, dated May 7, 1998, from the Company to Kirk Kerkorian and Tracinda.

      D. Letter Agreement, dated May 7, 1998, among Tracinda, Kirk Kerkorian, and the Company.

      E. Letter, dated May 7, 1998, from Oppenheim.

5. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRACINDA CORPORATION

                                          By: /s/  Anthony L. Mandekic
                                              ------------------------
                                              Anthony L. Mandekic
                                              Secretary/Treasurer



Dated:  May 8, 1998